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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



05035562

SEC FILE NUMBER

8- 47508

SEC MAIL RECEIVED PROCESSING
FEB 0 3 2005
WASH. D.C. SECTION
185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/04_____ AND ENDING_____12/31/04_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
   MANAGED INVESTMENTS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

   1265 MONTECITO AVENUE, SUITE 104

(No. and Street)

MOUNTAIN VIEW   CALIFORNIA   94043

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   JAMES H. WILLIAMS   (415) 492-8975

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE

(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311   LARKSPUR   CALIFORNIA   94939

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 1 0 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ WILLIAM HAPP _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____ MANAGED INVESTMENTS, INC. _____ , as
of _____ DECEMBER 31, _____, 20 04 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

RUTH TUBBS
Commission # 1439944
Notary Public - California
Santa Clara County
My Comm. Expires Oct 8, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A̶ ̶r̶e̶p̶o̶r̶t̶ ̶d̶e̶s̶c̶r̶i̶b̶i̶n̶g̶ ̶a̶n̶y̶ ̶m̶a̶t̶e̶r̶i̶a̶l̶ ̶i̶n̶a̶d̶e̶q̶u̶a̶c̶i̶e̶s̶ ̶f̶o̶u̶n̶d̶ ̶t̶o̶ ̶e̶x̶i̶s̶t̶ ̶o̶r̶ ̶f̶o̶u̶n̶d̶ ̶t̶o̶ ̶h̶a̶v̶e̶ ̶e̶x̶i̶s̶t̶e̶d̶ ̶s̶i̶n̶c̶e̶ ̶t̶h̶e̶ ̶d̶a̶t̶e̶ ̶o̶f̶ ̶t̶h̶e̶ ̶p̶r̶e̶v̶i̶o̶u̶s̶ ̶a̶u̶d̶i̶t̶.
  Independent auditors' supplemental report on internal accounting controls.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Managed Investments, Inc.
Mountain View, California

We have audited the statement of financial condition of Managed Investments, Inc. (a California corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managed Investments, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

January 14, 2005

MANAGED INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$	20,015
Accounts receivable		11,608
Other assets		9,640
Equipment, net of accumulated depreciation of $ 5,371		2,527
	$	43,790

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Deferred income taxes	$	3,474
Total liabilities		3,474

Stockholder's equity

Common stock, par value of $.01 per share,	
100 shares authorized, issued and outstanding	1
Additional paid in capital	14,000
Retained earnings	26,315
Total stockholder's equity	40,316
	$ 43,790

MANAGED INVESTMENTS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

REVENUES

Commissions	$	66,620
Interest		7
		66,627

EXPENSES

Compensation		22,858
Professional fees		9,746
Regulatory fees		2,795
Other operating expenses		22,571
		57,970
INCOME BEFORE INCOME TAXES		8,657
INCOME TAXES		2,129
NET INCOME	$	6,528

MANAGED INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2004

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total |
	No.	Amount			
Balance, December 31, 2003	100	$ 1	$ 14,000	$ 19,787	$ 33,788
Net income				6,528	6,528
Balance, December 31, 2004	100	$ 1	$ 14,000	$ 26,315	$ 40,316

See notes to financial statements.

6

MANAGED INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	6,528
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,055
Change in assets and liabilities:		
(Increase) in accounts receivable		(11,608)
Decrease in other assets		3,325
Increase in deferred income taxes		1,329
Net adjustments		(4,899)
Net cash provided by operating activities		1,629
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,629
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		18,386
CASH AND CASH EQUIVALENTS, END OF YEAR	$	20,015

SUPPLEMENTAL DISCLOSURE INFORMATION

Income taxes paid	$	800
Interest paid		0

See notes to financial statements.

MANAGED INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2004

NOTE A – Summary of Significant Accounting policies

General

      Managed Investments, Inc. (the Company), a California corporation, was incorporated on April 7, 1994, and registered as a broker-dealer under the Securities Exchange Act of 1934 in August, 1994. The Company commenced securities transactions in September, 1994. The Company engages in the brokerage of securities.

Accounting

      These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

      The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Securities Transactions

      Commission revenue consists solely of mutual fund (12b-1) fees earned during 2004.

Equipment

      Equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2004

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are provided for differences in timing or reporting income for financial statements and income tax purposes. The principal differences relate to differences in recognizing revenues and expenses (cash basis for tax purposes) and in depreciation methods.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – Income Taxes

The income tax provision consists of the following:

Currently payable:	
Federal	$ 0
State	800
	800
Deferred:	
Federal	1,293
State	36
	1,329
	$ 2,129

The Company's deferred tax assets and liabilities and deferred tax valuation allowance at December 31, 2004, are as follows:

Deferred tax assets	$ 1,097
Deferred tax liabilities	(4,571)
Deferred tax asset valuation allowance	0
	$ (3,474)

NOTE B – Income Taxes (Continued)

The income taxes differ from the expense that would result from applying federal and state statutory rates to income before income taxes primarily because of non-deductible meals and entertainment in the amount of $ 764.

The Company has net operating loss carryforwards for income tax purposes expiring as follows:

Federal $ 1,411 expiring 2023
California $ 5,850 expiring 2013

NOTE C – Retirement Plan

The Company maintains a combined profit-sharing and money purchase pension plan for the benefit of all eligible employees. The Company contributions are based on the employee's annual compensation. Contributions to the profit-sharing plan are at the discretion of the Board of Directors to a maximum of 15% of eligible compensation. The required contribution to the money purchase pension plan is 10%. For 2004, no contributions were made since no salaries were paid.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company's net capital is $19,998, which is $14,998, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004 was 0 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

MANAGED INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL

December 31, 2004

NET CAPITAL
Stockholder's equity $ 40.316

Less nonallowable assets:
Accounts receivable (11,608)
Other assets (9,640)
Furniture and equipment, net (2,527)
Add allowable credits: Deferred income taxes 3,474

(20,301)

Net capital before haircut on money market funds 20,015

Haircut on money market funds (17)

NET CAPITAL $ 19,998

AGGREGATE INDEBTEDNESS
Items included in statement of financial condition $ 0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Minimum net capital requirement
(6-2/3 % of aggregate indebtedness) $ 5,000

Net capital in excess of minimum requirement $ 14,998

Ratio of aggregate indebtedness to net capital 0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net capital, as reported in Company's
Part II (unaudited) FOCUS report $ 19,988

Rounding 10

Net capital as reported herein $ 19,998

Aggregate indebtedness as reported in Company's
Part II (unaudited) FOCUS report $ 0

Aggregate indebtedness, as reported herein $ 0

MANAGED INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2004

An exception from Rule 15c3-3 is claimed, based on Section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2004

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 14, 2005

Board of Directors
Managed Investments, Inc.
Mountain View, California

We have audited the financial statements of Managed Investments, Inc., for the year ended December 31, 2004, and have issued our report thereon dated January 14, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Managed Investments, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss

13

Board of Directors
Managed Investments, Inc.
January 14, 2005
Page Two

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Managed Investments, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS